Exhibit 99.1

Aptorum Group Announces Shareholder Approval of Proposed Merger with DiamiR Biosciences

NEW YORK, NY - June 10th, 2026 (GLOBE NEWSWIRE) -- Aptorum Group Limited (NASDAQ: APM) (“Aptorum Group” or “Aptorum”), a biopharmaceutical company dedicated to addressing unmet medical needs, today announced that at its shareholder meeting held on June 9, 2026, its shareholders voted to approve the proposed merger transaction with DiamiR Biosciences Corp. (“DiamiR”), a developer of innovative blood-based diagnostic tests for brain health and other diseases.

The approval by Aptorum Group’s shareholders represents a significant milestone toward completing the previously announced all-stock merger transaction, pursuant to which DiamiR will become a wholly owned subsidiary of Aptorum Group. DiamiR’s shareholders also approved the transaction on June 9, 2026.

Ian Huen, Chief Executive Officer and Chairman of Aptorum Group, commented, “We are pleased that shareholders of both companies have recognized the strategic rationale and long-term value potential of this transaction. The approval marks an important step in bringing together two innovative companies within the healthcare space. We look forward to completing the merger and executing on our shared vision of building a leading life sciences company focused on improving patient outcomes while creating value for shareholders.”

Alidad Mireskandari, Ph.D., Chief Executive Officer of DiamiR, added, “We are grateful for the strong support demonstrated by shareholders of both organizations. This approval reflects confidence in our strategy to advance innovative diagnostic solutions for neurodegenerative and other brain health and aging related diseases. Together, we believe the combined company will be well-positioned to accelerate commercialization efforts, expand strategic partnerships, and drive sustainable growth.”

The completion of the merger remains subject to the satisfaction or waiver of the remaining customary closing conditions described in the merger agreement. The companies currently expect the transaction to close before fiscal 2027.

Merger between Aptorum Group and DiamiR Biosciences

As was previously announced on July 16, 2025, Aptorum Group and DiamiR entered into a definitive agreement for an all-stock merger transaction. As a result of this transaction, which remains subject to customary closing conditions, DiamiR will become a wholly-owned subsidiary of Aptorum Group upon consummation of the merger.

About Aptorum Group

Aptorum Group Limited (Nasdaq: APM) is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases. For more information, please visit the company’s website at www.aptorumgroup.com.

About DiamiR Biosciences

DiamiR Biosciences Corp. is a private molecular diagnostics company focused on developing and commercializing minimally invasive tests offered through its CLIA-certified, CAP-accredited laboratory for early detection and monitoring of brain health conditions and other diseases in clinical trials and clinical practice settings. DiamiR’s proprietary platform technology, protected by over 50 issued patents worldwide, is based on quantitative analysis of organ-enriched, including brain-enriched and inflammation-associated, microRNA signatures in plasma for screening, patient stratification, as well as disease progression and treatment monitoring. In addition, DiamiR offers protein and genetic biomarker analyses. DiamiR collaborates with leading academic centers, disease foundations, and biopharma companies. For more information, please visit the company’s website at www.diamirbio.com and connect with DiamiR on LinkedIn.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often use words such as “believe,” “may,” “will,” “estimate,” “target,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “propose,” “plan,” “project,” “forecast,” “predict,” “potential,” “seek,” “future,” “outlook,” and similar variations and expressions. Forward-looking statements are those that do not relate strictly to historical or current facts. Examples of forward-looking statements may include, among others, statements regarding the consummation and closing of the proposed merger, the satisfactory completion of all conditions to the merger, Aptorum’s and DiamiR’s  ability to successfully operate its business and provide value to stockholders after completion of the merger, Aptorum’s and DiamiR’s future financial, business and operating performance and goals; annualized recurring revenue and customer retention; ongoing, future or ability to maintain or improve its financial position, cash flows, and liquidity and its expected financial needs; potential financing and ability to obtain financing; acquisition strategy and proposed acquisitions and, if completed, their potential success and financial contributions; strategy and strategic goals, including being able to capitalize on opportunities; expectations relating to Aptorum’s and DiamiR’s industry, outlook and market trends; total addressable market and serviceable addressable market and related projections; plans, strategies and expectations for increasing revenue and executing growth initiatives. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Forward-looking statements are not guarantees of future performance, and our actual results of operations, financial condition and liquidity and development of the industries in which Aptorum and DiamiR operate may differ materially from those made in or suggested by the forward-looking statements. Therefore, investors should not rely on any of these forward-looking statements. Factors that may cause actual results to differ materially include changes in the markets in which Aptorum and DiamiR operate, the financial markets, economic, business and regulatory and other factors, such as Aptorum’s and DiamiR’s ability to execute on their strategies. More detailed information about risk factors can be found in the Aptorum’s Annual Report on Form 20-F under the heading “Risk Factors,” and in other reports filed by the Aptorum, including reports on Form 6-K and the registration statement on Form S-4 (File No. 333-290742) that the SEC declared effective on May 13, 2026. Aptorum and DiamiR do not undertake any duty to update forward-looking statements after the date of this press release.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any proxy, consent, authorization, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

Additional Information About the Proposed Merger and Where to Find It

In connection with the merger, Aptorum filed a current report on Form 6-K to disclose additional details about the merger and a registration statement on Form S-4 with the SEC, and mailed notice of the shareholder meeting and other relevant documents to its shareholders. Investors and security holders of Aptorum are advised to read the Form S-4, and amendments thereto, the notice to shareholders, and amendments thereto, because they contain important information about the transaction and the parties to the transaction, and are urged to read the proxy statement/prospectus and the other relevant materials before making any investment decision with respect to the merger . The notice to shareholders were mailed on May 20, 2026; shareholders can obtain copies of the notice, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Ian Huen, telephone: +44 20 80929299.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  A copy of Aptorum’s registration statement on Form S-4 can be viewed on the SEC’s website.

Participants in the Solicitation

Aptorum Group, DiamiR and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the merger. Information about Aptorum’s directors and executive officers including a description of their interests in Aptorum is included in Aptorum’s most recent Annual Report on Form 20-F, including any information incorporated therein by reference, as filed with the SEC. Additional information regarding these persons and their interests in the transaction are included in the proxy statement/prospectus relating to the merger that was filed with the SEC in a registration statement on Form S-4 (File No. 333-290742) that the SEC declared effective on May 13, 2026. These documents can be obtained free of charge from the sources indicated above.

For More Information

Aptorum Group Limited
Investor Relations Department
investor.relations@aptorumgroup.com
+44 20 8092 9299

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